

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 17, 2008

Mr. Robert A. DeFronzo, Chief Financial Officer
U. S. Home Systems, Inc.
405 State Highway 121 Bypass
Building A, Suite 250
Lewisville, TX 75067

Re: **U.S. Home Systems, Inc.**
Form 10-K for the fiscal year ended December 31, 2006
File No. 0-18291

Dear Mr. DeFronzo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202)551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief